SEC 06005181 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEORGIA CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 West State Road 434
(No. and Street)

Longwood	FL	32750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gallagher 407-774-6281
(Area Code – Telephone Number)

C. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P. A.
(Name – *if individual, state last, first, middle name*)

100 East Sybelia Avenue, Suite	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgia Capital Partners, Inc., as December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SHERYL KISLING
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD464072
EXPIRES 8/21/2009
BONDED THRU 1-888-NOTARY1

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (c) Statement of Financial Condition.
- x (e) Statement of Income (Loss).
- x (g) Statement of Changes in Financial Condition.
- x (i) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (k) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (m) Computation of Net Capital.
- ☐ (o) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (q) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (s) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- x (u) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (w) An Oath or Affirmation.
- ☐ (y) A copy of the SIPC Supplemental Report.
- ☐ (aa) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS HOLDINGS, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS HOLDINGS, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation and Reconciliation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Information Relating to Possession or Control Requirements Under Rule 15c3-3	11
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption Under SEC Rule 15c3-3	12

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

Report of Independent Certified Public Accountant

Stockholder and Board of Directors
Georgia Capital Partners, Inc.

We have audited the accompanying statement of financial condition of Georgia Capital Partners, Inc.(a wholly-owned subsidiary of J. W. Richards Holdings, Inc.) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Capital Partners, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying calculation and reconciliation of net capital and aggregate indebtedness are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, P.A.

February 22, 2006

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS HOLDING, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	35,602
Due from clearing broker		9,038
Goodwill		38,999
	$	83,639

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	6,137
Total liabilities		6,137
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized, 100 issued and outstanding		1
Additional paid-in capital		74,744
Retained earnings		2,757
Total stockholder's equity		77,502
	$	83,639

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS HOLDINGS, INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$	221,615
Other		10,488
Interest and dividends		589
		232,692
EXPENSES:		
Commissions		171,735
NASD fees		35,806
Clearing fees		13,889
Other operating expenses		8,505
		229,935
NET INCOME	$	2,757

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, beginning of year	100	$ 1	$ 38,999	$ -	$39,000
Capital contributions	-	-	35,745	-	35,745
Net income	-	-	-	2,757	2,757
Balance, end of year	100	$ 1	$ 74,744	$ 2,757	$77,502

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	2,757
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase or decrease in assets and liabilities		
Increase in due from clearing broker		(9,037)
Increase in accounts payable and accrued expenses		6,137
Total cash used in operating activities		(143)
Cash flows from financing activities:		
Capital contributions		35,745
Total cash provided by financial activities		35,745
Net increase in cash		35,602
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	35,602
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF J. W. RICHARDS HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF THE BUSINESS

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is a Georgia Corporation and sells securities on a retail basis through independent subcontractors. The Company clears its securities transactions through North American Clearing, Inc. , a related party company, (the "Clearing Broker"). During the year ended December 31, 2005, the Company became a wholly-owned subsidiary of J. W. Richards Holdings, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Security transactions - Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Income taxes - The Company, with the consent of its stockholder, elected to be an S corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholder. Accordingly, no income tax expense or benefit is recorded in the accompanying financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and administrative services with its Parent and the Clearing Broker. Both the Parent and Clearing Broker are owned 100% by the Chairman and CEO of the Clearing Broker. During the year ended December 31, 2005, the Company was not charged an expense for its share of the office space and administrative services.. During 2005, the Company entered into a consulting and management fee agreement with its Parent. During the year ended December 31, 2005, no consulting or management fees were paid to the Parent

During the year ended December 31, 2005, the Company paid the Clearing Broker approximately $13,500 in clearing fees..

4. ACQUISITION AND PURCHASE OF STOCK

Effective January 1, 2005, the Parent entered into a Purchase/Sale Agreement (the "Agreement") to purchase all of the outstanding shares of stock of the Company. Closing occurred on April 4, 2005. The only asset transferred with the Agreement were the licenses of the Company and the Company acquired no liabilities or other obligations. As a result the purchase price of $39,000 was recorded as Goodwill by the Company.

5. CAPITAL CONTRIBUTIONS

During the year ended December 31, 2005, the Parent paid approximately $35,700 of payables owed by the Company. The payments were recorded as additional paid-in capital by the Company.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

During the year ended December 31, 2005, the Company's revenue was primarily generated by three independent subcontractors.

The Company maintains all of its cash with its Clearing Broker. Balances with the Clearing Broker are insured up to $100,000 by the Securities Investor Protection Corporation and the Clearing Broker carries an excess surety bond, but the balances may exceed the limit at any given time.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities an Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") and its minimum net capital requirement is the greater of 6 2/3% of aggregate indebtedness ($409 at December 31, 2005) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3, and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2005, the net capital, as computed, was $38,505. Consequently, the Company had excess net capital of $33,505 over the minimum net capital requirement of $5,000.

At December 31, 2005, the percentage of aggregate indebtedness to net capital was approximately 16% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2005 Focus IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 agree, since there were no audit adjustments.

GEORGIA CAPITAL PARTNERS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of Basic Net Capital Requirement:

Total stockholder's equity qualified for net capital	$	77,502
Non-allowable assets:		
Goodwill		39,000
Total non-allowable assets		38,502
Haircuts		-
Net capital		38,502
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($409)		
Minimum dollar net capital requirement ($5,000)		
Net capital requirement (greater of above two minimum requirement amounts)		5,000
Net capital in excess of required minimum	$	33,502
Excess net capital at 1000%	$	37,888

Reconciliation:

Net capital, per pages 9-10 of the December 31, 2005 unaudited Focus Report, as filed	$	38,505
Audit adjustments (Rounding)		(3)
Net capital, per December 31, 2005 audit report, as filed	$	38,502

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC.
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Total aggregate indebtedness included in Statement of Financial Condition	$	6,137
6 2/3% of total aggregate indebtedness	$	409
Percentage of aggregate indebtedness to net capital		1.1%

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2005

Georgia Capital Partners, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Georgia Capital Partners, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder
Georgia Capital Partners, Inc.

In planning and performing our audit of the financial statements of Georgia Capital Partners, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures" followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a3-(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them t future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ohab and Company, PA

February 22, 2006